ANGEL ISLAND CAPITAL SERVICES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

OMB APPROVAL
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SEC FILE NUMBER
8-69427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Angel Island Capital Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Embarcadero Center, Suite 2150
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Schilling	917 834 3351	michael.schilling@janoverllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhousecoopers LLC
(Name – if individual, state last, first, and middle name)

405 Howard Street, Ste 600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10-20-2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Michael Schilling, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Angel Island Capital Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Prin

LESLIE TORRES
Notary Public - State of New York
No. 01TO6319258
Qualified in Nassau County
My Commission Expires Feb. 17, 2023

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANGEL ISLAND CAPITAL SERVICES, LLC
(A Limited Liability Company)

DECEMBER 31, 2021

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Board of Angel Island Capital Services, LLC and its Member:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Angel Island Capital Services, LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the ("financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
February 28, 2022

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, 601 South Figueroa, Los Angeles, CA 90017
T: (213) 356 6000, www.pwc.com/us

ANGEL ISLAND CAPITAL SERVICES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash	$	511,700
Receivables from clearing organization		250,000
Prepaid expenses		17,569
Other assets		498
Total assets	$	779,767
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	99,382
Due to affiliate		151,810
Total liabilities		251,192
Member's equity		528,575
Total liabilities and member's equity	$	779,767

See notes to the statement of financial condition

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Angel Island Capital Services, LLC (the "Company") is a wholly-owned subsidiary of Angel Island Operations Holdings 2, LP (the "Parent"). The Company was organized on December 26, 2013 as a Delaware limited liability company. The Company is a registered broker-dealer, effective as of February 10, 2015 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees from investment banking transactions. Effective June 1, 2021, the Parent executed a support letter whereby the Parent agrees to provide sufficient funding to the Company through March 1, 2023 in order to allow the Company to meet its operational, debt and other obligations as they come due through March 1, 2023.

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company clears all customer transactions through another broker-dealer on a fully disclosed basis, and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2021.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Further information over significant accounting policies are described in the following paragraphs.

Investment banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Concentration of risk
The Company maintains cash in a bank account which is non-interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a wholly-owned single member limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2021. For the year ended December 31, 2021, the Company paid $800 in California state related taxes. The California state related taxes are franchise taxes paid by a limited liability company classified as a corporation that does business in California.

Uncertain tax positions
In accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," the Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

3. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Angel Island Capital Management, LLC ("AICM"). AICM is an investment adviser registered with U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940 and is an affiliate of AICS through common ownership. AICS provides broker-dealer services to AICM including (but not limited to) the underwriting of certain investment assets. Pursuant to the agreement, the Company reimburses AICM for certain allocated salaries, rent, communication and other expenses paid for by AICM. These charges are assessed regularly and calculated based on percentages of personnel, square footage and other factors. For the year ended December 31, 2021, AICM charged the Company $680,855 for such expenses, of which $151,810 remains unpaid as of year-end.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $510,508, which exceeded the required minimum net capital of $100,000 by $410,508. Aggregate indebtedness at December 31, 2021 totaled $243,692. The Company's percentage of aggregate indebtedness to net capital was 47.74%.

5. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2021, through February 28, 2022, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosures in the Company's financial statements.